SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 4)


                               IMMUNOMEDICS, INC.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                   452907 10 8
                               -------------------
                                 (CUSIP Number)

                              Howard M. Cohen, Esq.
                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                                 (212) 984-7700
                    -----------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                February 10, 1997
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ].

CUSIP No.   452907 10 8

--------------------------------------------------------------------------------
1.       Name of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Person

                                                          David M. Goldenberg
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                         (a) [X]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                           N/A

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                   United States

--------------------------------------------------------------------------------
         Number of Shares      7.  Sole Voting Power               7,902,243
          Beneficially         -------------------------------------------------
         Owned by Each         8.  Shared Voting Power             5,104,577
          Reporting            -------------------------------------------------
         Person With           9.  Sole Dispositive Power          7,902,243
                               -------------------------------------------------
                               10. Shared Dispositive Power        3,628,800
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person                                         13,314,512
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                            [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)          36.9%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                  IN

CUSIP No.   452907 10 8

--------------------------------------------------------------------------------
1.       Name of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Person

                                                    Deborah S. Goldenberg
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                        (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                        N/A

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                    United States

--------------------------------------------------------------------------------
         Number of Shares           7.  Sole Voting Power                 0
          Beneficially              --------------------------------------------
         Owned by Each              8.  Shared Voting Power       2,324,784
          Reporting                 --------------------------------------------
         Person With                9.  Sole Dispositive Power            0
                                    --------------------------------------------
                                    10. Shared Dispositive Power  2,324,784
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person                                         2,324,784
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                            [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)           6.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                  IN

CUSIP No.   452907 10 8

--------------------------------------------------------------------------------
1.       Name of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Person

                                                         Eva J. Goldenberg
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                       (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                           N/A

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                   United States

--------------------------------------------------------------------------------
         Number of Shares           7.    Sole Voting Power                 0
          Beneficially              --------------------------------------------
         Owned by Each              8.    Shared Voting Power       2,324,784
          Reporting                 --------------------------------------------
         Person With                9.    Sole Dispositive Power            0
                                    --------------------------------------------
                                    10.   Shared Dispositive Power  2,324,784
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person                                           2,324,784
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)              6.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                     IN

CUSIP No.   452907 10 8

--------------------------------------------------------------------------------
1.       Name of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Person

                                                     Neil A. Goldenberg
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                      (a) [X]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                           N/A

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                      [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                  United States

--------------------------------------------------------------------------------
         Number of Shares     7.      Sole Voting Power                    0
          Beneficially        --------------------------------------------------
         Owned by Each        8.      Shared Voting Power            844,700
          Reporting           --------------------------------------------------
         Person With          9.      Sole Dispositive Power               0
                              --------------------------------------------------
                              10.      Shared Dispositive Power      844,700
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each
          Reporting Person                                           844,700
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                               [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)            2.3%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                   IN

CUSIP No.   452907 10 8

--------------------------------------------------------------------------------
1.       Name of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Person

                                                         Lee R. Goldenberg

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                        (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                         N/A

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                   [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                   United States

--------------------------------------------------------------------------------
         Number of Shares      7.      Sole Voting Power               0
          Beneficially         -------------------------------------------------
         Owned by Each         8.      Shared Voting Power       854,700
          Reporting            -------------------------------------------------
         Person With           9.      Sole Dispositive Power          0
                               -------------------------------------------------
                               10.     Shared Dispositive Power  854,700
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each
          Reporting Person                                       854,700
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                           [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)          2.4%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                 IN

CUSIP No.   452907 10 8

--------------------------------------------------------------------------------
1.       Name of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Person

                                                             Escalon Corp.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                      (a) [X]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                         N/A

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                    [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                    Delaware

--------------------------------------------------------------------------------
         Number of Shares    7.       Sole Voting Power                 0
          Beneficially       ---------------------------------------------------
         Owned by Each       8.      Shared Voting Power          200,000
          Reporting          ---------------------------------------------------
         Person With         9.      Sole Dispositive Power             0
                             ---------------------------------------------------
                             10.     Shared Dispositive Power     200,000
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person                                         200,000
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                            [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)          0.6%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                  CO

        This Amendment No. 4 amends the Schedule 13D filed on behalf of David M. Goldenberg, Deborah S. Goldenberg, Eva J. Goldenberg, Neil A. Goldenberg and Escalon Corp. on February 15, 1985, as amended (the "Statement"). This Amendment reflects, among other things: (i) the decrease in the number of shares of common stock owned by David M. Goldenberg as a result of an agreement with his ex-wife, Hildegard Gruenbaum (formerly Hildegard Goldenberg), pursuant to which, among other things, they agreed to equitable distribution of shares of common stock of Immunomedics, Inc. and (ii) the addition of Lee R. Goldenberg as a joint filer of this Amendment as the result of his becoming the beneficial and record owner of certain shares previously held by Hildegard Gruenbaum as his custodian under the New Jersey Gifts to Minor Act (David M. Goldenberg, Deborah S. Goldenberg, Eva J. Goldenberg, Neil A. Goldenberg, Lee R. Goldenberg and Escalon Corp. are collectively referred to as the "Reporting Persons"). In light of the foregoing, this Amendment restates and amends the entire text of the Statement.

Item 1. SECURITY AND ISSUER.
        -------------------

        This Statement relates to the Common Stock, $.01 par value ("Common Stock"), of Immunomedics, Inc. (the "Company"). The principal executive offices of the Company are located at 300 American Road, Morris Plains, New Jersey 07950.

Item 2. IDENTITY AND BACKGROUND.
        -----------------------

        This Statement relates to shares owned or controlled by the following:

        A.      DAVID M. GOLDENBERG. Dr. Goldenberg's business address is:

                      David M. Goldenberg
                      c/o Immunomedics, Inc.
                      300 American Road
                      Morris Plains, New Jersey 07950

        Dr. Goldenberg's principal occupations are as Chairman and Chief Executive Officer of the Company, which has the same principal business address, and as President of The Center for Molecular Medicine and Immunology, an independent not-for-profit research center, whose address is 520 Belleville Avenue, Belleville, New Jersey 07109.

        B.      DEBORAH S. GOLDENBERG. Ms. Goldenberg's business address is:

                      Deborah S. Goldenberg
                      c\o Dombroff & Gilmore
                      2828 Pennsylvania Avenue, N.W.
                      Washington, DC 20007

        Ms. Goldenberg's principal occupation is as an attorney employed by Dombroff & Gilmore, 2828 Pennsylvania Avenue, N.W., Washington, DC 20007.

        C.      EVA J. GOLDENBERG. Ms. Goldenberg's business address is:

                      Eva J. Goldenberg
                      c\o Russ Berrie & Co., Inc.
                      111 Bauer Drive
                      Oakland, New Jersey 07436

        Ms. Goldenberg's principal occupation is as an attorney employed by Russ Berrie & Co., Inc., 111 Bauer Drive, Oakland, New Jersey 07436.

        D. NEIL A. GOLDENBERG. Mr. Goldenberg is a full-time student. His mailing address is:

                      c/o Immunomedics, Inc.
                      300 American Road
                      Morris Plains, New Jersey 07950

        E.      LEE R. GOLDENBERG.  Mr. Goldenberg's business address is:

                      The Inn at Essex
                      70 Essex Way
                      Essex Junction, Vermont 05452

        Mr. Goldenberg's principal occupation is as an assistant manager employed by The Inn at Essex, Essex Junction, Vermont.

        F. ESCALON CORP. Escalon Corp. is a Delaware corporation whose principal business address is:

                      c/o National Corporate Research Ltd.
                      15 North Street
                      Dover, Delaware 19901

        David M. Goldenberg is sole officer and director of Escalon Corp.

        None of the Reporting Persons has, during the last five years, either been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the foregoing individuals is a citizen of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

        The shares of Common Stock were originally acquired more than five years prior to the date of this amended Statement (except to the extent that such shares of Common Stock were subsequently transferred among members of the family of David M. Goldenberg and trusts or entities controlled by such persons) and the source and amount of funds previously expended is thus not material. Substantially all of the shares were acquired upon the initial capitalization of the Issuer. From time to time since the acquisition of such shares, certain of such shares have been transferred among members of the family of David M. Goldenberg and trusts or entities controlled by such persons. Such persons may acquire additional securities from time to time either in open market transactions or in privately negotiated transactions, but have no present plan to do so. Subject to the restrictions imposed by Rule 144 under the Securities Act of 1933, such persons may dispose of the shares of Common Stock from time to time in the open market transactions, or may resell such shares in privately negotiated transactions.

Item 4. PURPOSE OF TRANSACTION.
        ----------------------

        David M. Goldenberg and his ex-wife, Hildegard Gruenbaum, are parties to an agreement, dated as of December 24, 1996, as modified as of February 10, 1997 (as modified, the "Settlement Agreement") pursuant to which, among other things, David M. Goldenberg transferred to Hildegard Gruenbaum 819,169 shares of Common Stock. Pursuant to the Settlement Agreement, Hildegard Gruenbaum has agreed (i) to execute any and all documents necessary to grant to David M. Goldenberg the right to vote all the shares of Common Stock owned by her and (ii) not to sell any shares of Common Stock prior to January 16, 1997 and in each quarterly period thereafter not to sell more than 250,000 shares of Common Stock.

        None of the Reporting Person have any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

        As of February 10, 1997, David M. Goldenberg beneficially owned 13,314,512 shares of Common Stock, comprising approximately 36.9% of the outstanding Common Stock. Dr. Goldenberg ownership reported above consists of
(i) 7,852,243 shares of Common Stock owned directly by Dr. Goldenberg, (ii) 307,692 shares of Common Stock, held by the David M. Goldenberg 1989 Trust (the "DMG Trust"), of which Dr. Goldenberg has the right to receive certain income generated by such trust, (iii) 3,428,800 shares of Common Stock owned by certain of his children, as to which Dr. Goldenberg shares voting and dispositive power with such children by reason of powers of attorney granted to him by them, (iv) 200,000 shares of Common Stock held by Escalon Corp., of which Dr. Goldenberg is the sole officer and director, and as a result has shared voting and dispositive power, (v) 50,000 shares of Common Stock which Dr. Goldenberg has the right to acquire upon exercise of presently exercisable options, and (vi) 1,475,777 shares of Common Stock owned by Hildegard Gruenbaum, as to which Dr. Goldenberg shares voting power with Hildegard Gruenbaum by reason of a proxy granted to him by her.

        As of February 10, 1997, Deborah S. Goldenberg beneficially owned 2,324,784 shares of Common Stock, comprising approximately 6.5% of the outstanding Common Stock. Ms. Goldenberg ownership reported above consists of
(i) 864,700 shares of Common Stock owned directly by Ms. Goldenberg, as to which Ms. Goldenberg shares voting and dispositive power with Dr. Goldenberg as a result of the power of attorney granted by her to (ii) 307,692 shares of Common Stock held by the Hildegard Goldenberg 1989 Trust (the "HG Trust"), of which Ms. Goldenberg is a co-trustee with Eva Goldenberg and as a result shares voting and dispositive power with her, (iii) 307,692 shares of Common Stock held by the DMG Trust, of which Ms. Goldenberg is a co-trustee with Eva Goldenberg and as a result shares voting and dispositive power with her, and (iv) 854,700 shares of Common Stock held by the Denis C. Goldenberg 1993 Trust (the "DCG Trust"), of which Ms. Goldenberg is a co-trustee with Eva Goldenberg and as a result shares voting and dispositive power with her.

        As of February 10, 1997, Eva J. Goldenberg beneficially owned 2,324,784 shares of Common Stock, comprising approximately 6.5% of the outstanding Common Stock. Ms. Goldenberg ownership reported above consists of (i) 864,700 shares of Common Stock owned directly by Ms. Goldenberg, as to which Ms. Goldenberg shares voting and dispositive power with Dr. Goldenberg as a result of the power of attorney granted to him by her, (ii) 307,692 shares of Common Stock held by the HG Trust, of which Ms. Goldenberg is a co-trustee with Deborah Goldenberg and as a result shares voting and dispositive power with her, (iii) 307,692 shares of Common Stock held by the DMG Trust, of which Ms. Goldenberg is a co-trustee with Deborah Goldenberg and as a result shares voting and dispositive power with her, and (iv) 854,700 shares of Common Stock held by the DCG Trust), of which Ms. Goldenberg is a co-trustee with Deborah Goldenberg and as a result shares voting and dispositive power with her.

        As of February 10, 1997, Neil A. Goldenberg beneficially owned 844,700 shares of Common Stock, comprising approximately 2.3% of the outstanding Common Stock. Mr. Goldenberg ownership reported above consists of 844,700 shares of Common Stock owned directly by Mr. Goldenberg, as to which Mr. Goldenberg shares voting and dispositive power as a result of the power of attorney granted to Dr. Goldenberg.

        As of February 10, 1997, Lee R. Goldenberg beneficially owned 854,700 shares of Common Stock, comprising approximately 2.4% of the outstanding Common Stock. Mr. Goldenberg ownership reported above consists of 854,700 shares of Common Stock owned directly by Mr. Goldenberg, as to which shares Mr. Goldenberg has shared voting and dispositive power as a result of the power of attorney granted to Dr. Goldenberg by Mr. Goldenberg.

        As of February 10, 1997, Escalon Corp. beneficially owned 200,000 shares of Common Stock, comprising approximately 0.6% of the outstanding Common Stock. David M. Goldenberg is the President and director of Escalon Corp., all of the shares of which are owned by members of Dr. Goldenberg's family.

        Except as set forth above, the Reporting Persons (a) did not own any options, warrants or other rights to acquire shares and (b) did not effect any transactions in the Common Stock during the past 60 days.

Item 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
        -----------------------------------

        As set forth above in Item 5, (i) Eva J. Goldenberg, Deborah S. Goldenberg, Neil A. Goldenberg and Lee R. Goldenberg, adult children of David M. Goldenberg, have each granted Dr. Goldenberg a revocable power of attorney empowering him to vote and dispose of shares of Common Stock held by them in their individual capacity and (ii) Hildegard Gruenbaum has granted a proxy to David M. Goldenberg empowering to vote her shares of Common Stock.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

        1.      Rule 13D(f) Statement.

        2.A. Power of Attorney from Eva J. Goldenberg to David M. Goldenberg dated November 1, 1993. (previously filed)

        2.B. Power of Attorney from Deborah S. Goldenberg to David M. Goldenberg dated May 11, 1994. (previously filed)

        2.C. Power of Attorney from Neil A. Goldenberg to David M. Goldenberg dated May 6, 1994. (previously filed)

        2.D. Power of Attorney from Lee R. Goldenberg to David M. Goldenberg dated November 23, 1993.

        2.E. Agreement, dated as of February 10, 1997, between Hildegard Gruenbaum and David M. Goldenberg.

                                   Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  February 11, 1997                     /s/ David M. Goldenberg
                                            --------------------------------
                                            David M. Goldenberg

Dated:  February 11, 1997                     /s/ Deborah S. Orlove
                                            (formerly Deborah S. Goldenberg)
                                            --------------------------------
                                            Deborah S. Orlove

Dated:  February 11, 1997                     /s/ Eva J. Goldenberg
                                            --------------------------------
                                            Eva J. Goldenberg

Dated:  February 11, 1997                     /s/ Neil A. Goldenberg
                                            --------------------------------
                                            Neil A. Goldenberg

Dated:  February 11, 1997                     /s/ Lee R. Goldenberg
                                            --------------------------------
                                            Lee R. Goldenberg

                                            ESCALON CORP.

Dated:  February 11, 1997                   By:  /s/ David M. Goldenberg
                                            --------------------------------
                                            David M. Goldenberg, President